UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59727 /April 8, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13384

In the Matter of	:	
	:	
CORE TECHNOLOGIES	:	ORDER MAKING FINDINGS AND
PENNSYLVANIA, INC.,	:	REVOKING REGISTRATIONS BY
FIRST CENTRAL FINANCIAL CORP.,	:	DEFAULT AS TO IMARK TECHNOLO-
IMARK TECHNOLOGIES, INC.,	:	GIES, INC., MOLTEN METAL TECHNO-
MOLTEN METAL TECHNOLOGY, INC.,	:	LOGY, INC., AND MRS TECHNOLOGY,
AND MRS TECHNOLOGY, INC.	:	INC.

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 27, 2009, alleging that Respondents, by failing to file required periodic reports with the Commission, have not complied with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. Respondents were each served with the OIP by March 5, 2009. No Respondent has filed an Answer.

At a telephonic prehearing conference on March 25, 2009, I agreed to allow Respondents Core Technologies Pennsylvania, Inc., and the Chapter 7 Trustee for First Central Financial Corp., who participated in the conference, forty-five days or until May 9, 2009, to submit signed Offers of Settlement.

Respondents Imark Technologies, Inc. (Imark Technologies), Molten Metal Technology, Inc. (Molten Metal Technology), and MRS Technology, Inc. (MRS Technology), are in default because they did not file Answers to the OIP, they did not participate in the telephonic prehearing conference on March 25, 2009, and they have not otherwise defended the proceeding. Accordingly, I find the allegations in the OIP as these Respondents to be true. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

FINDINGS

Imark Technologies, Central Index Key (CIK) No. 1015457, is a void Delaware corporation located in Herndon, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Imark Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of $2,305,810 for the prior nine months. On October 29, 1998, Imark Technologies filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, which was terminated on February 14, 2000.

Molten Metal Technology, CIK No. 895517, is a delinquent Delaware corporation located in Fall River, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Molten Metal Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of $112,460,182 for the prior nine months. On December 3, 1997, Molten Metal Technology filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was terminated on April 7, 2008. As of February 24, 2009, the common stock of Molten Metal Technology was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of Molten Metal Technology had an average daily trading volume of 5,970 shares for the six months ended February 23, 2009.

MRS Technology, CIK No. 906768, is a dissolved Massachusetts corporation located in North Andover, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MRS Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of $2,280,108 for the prior six months. On July 1, 1998, MRS Technology filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was converted to a Chapter 7 proceeding on February 18, 1999, and was terminated on October 12, 1999. As of February 24, 2009, the common stock of MRS Technology was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of MRS Technology had an average daily trading volume of 1,174 shares for the six months ended February 23, 2009.

Imark Technologies, Molten Metal Technology, and MRS Technology are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports, and they have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or they did not receive such letters because they failed to maintain a valid address on file with the Commission as required by Commission rules.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

SANCTIONS

Section 12(j) of the Exchange Act authorizes the Commission where it is necessary or appropriate for the protection of investors to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Respondents Imark Technologies, Molten Metal Technology, and MRS Technology is both necessary and appropriate for the protection of investors.

ORDER

I ORDER that the registration of each class of the registered securities of Respondents Imark Technologies, Inc., Molten Metal Technology, Inc., and MRS Technology, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge